UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

POINT.360

(Name of Issuer)

Common Stock

(Title of Class of Securities)

730507 100

(CUSIP Number)

XC Fund I Ltd.

1 Mapp Sreet

Belize City, Belize

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 730507 100	13D	Page 2

1	Name of reporting person XC Fund I Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Belize
Number of shares beneficially owned by each reporting person with	7	Sole voting power 938,000
	8	Shared voting power 0
	9	Sole dispositive power 938,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 938,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.90%
14	Type of reporting person OO

CUSIP No. 730507 100	13D	Page 3

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, with no par value (the “Common Stock”), of Point.360, a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 2701 Media Center Drive, Los Angeles, CA 90065.

As of August 14, 2014, the Reporting Person (defined below) beneficially owned an aggregate of 938,000 shares of Common Stock, representing approximately 8.90% of the issued and outstanding shares of Common Stock of the Issuer.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by XC Fund I Ltd., a Belize limited liability company (“XC Fund I”);

(b) The address of the principal business and principal office of each of the Reporting Person is 1 Mapp, Belize City, Belize.

(c) XC Fund I is a private investment fund, during the course of which it engages in the purchase and sale of various securities.

(d), (e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of August 14, 2014, Reporting Person beneficially owned an aggregate of 938,000 shares of Common Stock as to which the Reporting person exercises voting or dispositive power as of the date hereof, for a total consideration of $564,420.00. The source of funding for such transactions was the general working capital of the respective purchaser.

CUSIP No. 730507 100	13D	Page 4

ITEM 4.	PURPOSE OF TRANSACTION

XC Fund I believes that the Issuer’s Common Stock is undervalued and is an attractive investment.

XC Fund I is considering to submit a conditional non-binding offer to acquire the Issuer for $10 million (#147;Purchase Price”), the consideration would be financed using XC Fund I funds and Issuer’s cash & cash equivalents. XC Fund I is additionally evaluating the net positive effect of Issuer’s losses carried forward, therefore the conditional non-binding offer could be submitted to the board in the next 30 days. Although XC Fund I expects to submit the offer, it is under no obligation and provides no assurances it will do so, if there will be any material changes to the Issuer’s operations, financial situation, capital structure and/or other material change.

XC Fund I intends to engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Person may also take one or more of the actions described in Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other persons.

XC Fund I intends to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) , (b)  Based upon the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2014, there were 10,536,906 shares of Common Stock, no par value, issued and outstanding as of March 31, 2014.

Based on the foregoing, as of August 14, 2014, the 938,000 shares of Common Stock (the “Subject Shares”) beneficially owned by the Reporting Person represent approximately 8.90% of the shares of Common Stock issued and outstanding.

CUSIP No. 730507 100	13D	Page 5

The Reporting Person is responsible for the completeness and accuracy of the information concerning the Reporting Person contained herein.

As of the date hereof, the Reporting Person does not own any shares of Common Stock other than the Subject Shares covered in this Statement.

(c) Exhibit 99.1, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock, forward purchase contracts and options that were effected in the past 60 days by the Reporting Person for the benefit of XC Fund I. Except as set forth in Exhibit 99.1 attached hereto, within the last 60 days, no reportable transactions were affected by theReporting Person.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Subject Shares are beneficially owned by the Reporting Person. XC Fund I may, from time to time, enter into and dispose of options, forward purchase contracts or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

Except as described herein, the Reporting Person does not have any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

CUSIP No. 730507 100	13D	Page 6

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Trading data.

CUSIP No. 730507 100	13D	Page 7

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2014	XC FUND I LTD.

	By:	/s/ Xiao Chen
Xiao Chen
Managing Director

CUSIP No. 730507 100	13D	Page 8

Exhibit 99.1

TRADING DATA

Name	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost	Trade Amount
XC Fund I Ltd.	July 23, 2014	Buy	120,000	$0.42		$50,400
XC Fund I Ltd.	July 24, 2014	Buy	70,000	$0.51		$35,700
XC Fund I Ltd.	July 25, 2014	Buy	240,000	$0.57		$136,800
XC Fund I Ltd.	July 28, 2014	Buy	95,000	$0.65		$61,750
XC Fund I Ltd.	August 4, 2014	Buy	130,000	$0.65		$84,500
XC Fund I Ltd.	August 5, 2014	Buy	100,000	$0.69		$69,000
XC Fund I Ltd.	August 7, 2014	Buy	183,000	$0.69		$126,270